UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019.

Commission File Number 001-36027

MIX TELEMATICS LIMITED
(Translation of registrant's name into English)

Howick Close, Waterfall Park, Midrand, South Africa 1686
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [     ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [       ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains a copy of MiX Telematics Limited's submission to the Johannesburg Stock Exchange announcing dealings in securities by directors of MiX Telematics and by directors of major subsidiaries of MiX Telematics.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Submission to the Johannesburg Stock Exchange – Dealings in securities by directors of MiX Telematics and by directors of major subsidiaries of MiX Telematics: Share appreciation rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2019	MIX TELEMATICS LIMITED

	By:	/s/ John Granara
	Name:	John Granara
	Title:	Chief Financial Officer